LETTER OF INVESTMENT INTENT

CHILDHOOD ESSENTIALS GROWTH FUND

A SERIES OF THE

SECOND NATURE SERIES TRUST

November 22, 2017

To the Board of Trustees of Second Nature Series Trust:

The undersigned (the “Purchaser”) hereby confirms she has purchased a beneficial interest (“Interest”) of the Childhood Essentials Growth Fund, a series of the Second Nature Series Trust, in the amount of $100,000 for 10,000 shares at net asset value of $10.00 per share.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

/s/ Sara Hanzel

Norma Starrine*

* Sara Hanzel, Attorney-in-Fact